UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      January 20, 2006

Mr. Roger A. Parker
Delta Petroleum Corporation
370 17th Street, Suite 4300
Denver, Colorado 80202


      Re:	Delta Petroleum Corporation
		Registration Statement on Form S-4
      Filed December 23, 2005
		File No. 333-130672

Dear Mr. Parker:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






General

1. We note that the reincorporation into Delaware is a condition to the merger. Please advise as to your apparent belief that the sole purpose of this reincorporation is to change your business domicile and therefore it is not necessary to register the issuance of the Delaware securities.

2. We note that you have not included certain pro forma financial information relating to Castle Energy Corporation, as part of your document. Please refer to Rule 11-01(a)(1)-(8) of Regulation S-X, and if you believe such information would not be material to investors, please provide us with your analysis in support of your conclusion. Otherwise, please provide the pro forma information prescribed by Rule 11-02 of Regulation S-X. In addition, please provide a pro forma oil and gas reserve roll-forward and pro forma Standardized Measure of Oil and Gas Reserves that combines the two company`s reserves and standardized measures.

The Merger Agreement, page 56

3. We note that the obligation of the parties to proceed with the merger is subject to the waivable condition to receive a legal opinion to the effect that the merger constitutes a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Please revise to indicate that, if such condition is waived and the tax consequences differ materially from the consequences you describe in the registration statement and in the tax opinions filed as exhibits prior to effectiveness, you will recirculate a revised proxy statement / prospectus describing the material consequences and resolicit the vote.

Material United States Federal Income Tax Consequences of the
Merger,
page 64

4. Because the income tax consequences of the merger would be material to stockholders, you must file as exhibits to the registration statement the appropriate tax opinions prior to effectiveness. If you file a short-form opinion, the opinion should include a representation confirming that the disclosure in the prospectus is the opinion of your counsel. If you file a long-form opinion, make clear that your disclosure in this section is a summary of the opinion and that the opinion is being filed separately as an exhibit.

Undertakings, page II-3

5. Revise to provide all the required undertakings. In this regard, we note that it appears that you have not included all of the undertakings required by Item 512(a) of Regulation S-K as recently amended.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Stertzel at (202) 551-3723 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	R. Levine (via facsimile)
      C. Moncada-Terry

Mr. Roger A. Parker
Delta Petroleum Corporation
January 20, 2006
Page 4